ARTICLES OF INCORPORATION

OF

RADNET SUB, INC.

I

The name of this corporation is RadNet Sub, Inc.

II

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

III

The name and address in the State of California of this corporation's initial agent for service of process is:

Steven R. Hirschtick
Senior Vice President
1516 Cotner Avenue
Los Angeles, California   90025-3303

IV

This corporation is authorized to issue only one class of shares of stock; the total number of shares which this corporation is authorized to issue is one hundred thousand (100,000).

V

The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law. The corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.

Dated: September 19, 1994

/s/ Steven R. Hirschtick
Steven R. Hirschtick,
Incorporator